Filed by Strive, Inc.

(Commission File No.: 001-41612)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Semler Scientific, Inc.

(Commission File No.: 001-36305)

The following is a transcript of an appearance on the Coin Stories Podcast by Matthew Cole, Chief Executive Officer, of Strive, Inc. (“Strive”), on September 23, 2025. A link to the podcast is here: https://www.youtube.com/watch?v=6cBW7kmW4r8

Coin Stories ASST and SMR

Tue, Sep 23, 2025 10:25AM • 26:18

Matt Cole 00:00

There's a lot of synergies in both directions of how we could on the Bitcoin standard for us, where bitcoin is the hurdle rate, really do a lot together.

Eric Semler 00:09

I also just think that, you know, the time is right for consolidation is kind of the next wave of Bitcoin accretion is consolidation in the Bitcoin Treasury space. And you know, it's nice to be leading that charge.

Natalie Brunell 00:26

Hey, everyone. Welcome back to the show. This week, we saw the first major acquisition in the Bitcoin Treasury space, and joining me to break it all down is Matt Cole, Chairman and CEO of strive, and Eric Semler, Executive Chairman of Semler scientific. Welcome, guys and congratulations.

Matt Cole 00:44

Thank you. It's been a busy weekend.

Natalie Brunell 00:46

I know I happen to know All right, well, Matt, let's just start with you. Can you just please tell us about this merger and what strive can now do that maybe it couldn't do before?

Matt Cole 00:57

Yeah, and I think it's really what both companies will be able to do that they couldn't do before. And this is where you start to see synergies come in. And so maybe just to take a first quick just glance at what we saw at Semler. We saw a lot of things. First, a lot of innovation. The second, publicly traded us, Bitcoin Treasury company. So Eric saw this before a lot and before a lot of people, and it made a lot of value for shareholders by moving in this direction, also created a lot of optionality for their shareholders to think strategically into the future. And that was not lost on us, and when we saw them as okay, you know, trading below the NAV of their Bitcoin, and they have a historically profitable operating business, and not just that, a business that really hits the tone of what is popular in America right now, of preventative health care around the MAHA movement. And then you look at the Strive side, and our co founder of Vivek and and his background in biotech, and our executive team has a lot of biotech overlaps. And this is like there was a lot of synergies in both directions of how we could on the Bitcoin standard for us, where Bitcoin as the hurdle rate, really, I think do a lot together. And so that's step number one. And number two, we've talked a lot of a company of how we want to move to a preferred equity, perpetual, perpetual preferred equity model, and what that means for us. And the reality is that we're already prepared to do that, but this is an institutional game, and when you can get scale quickly, that actually drives down the costs of such an offering in a major way. And so that's something where on the Bitcoin side, benefits us, but also benefits to similar shareholders in a big way to bring that together.

Natalie Brunell 02:39

I would love for you to elaborate on that. But first, Eric, why did this acquisition make sense for you and for similar shareholders?

Eric Semler 02:48

It's just, you know, it's a win win. I think we really see the world the same way, just listening to Matt and listening to how the he sees kind of this dual pronged value creation story where we can really accelerate and get much faster and bigger scale than where we are, you know, independently and working together, we create this optionality, optionality to really, you know, fuel very highly accretive accumulation of Bitcoin and we and we have this really interesting asset that that Vivek and Matt really, you know, see the value of that, and they have the ability to really take it to the next level with, you know, their focus on preventative care, creating a preventative care platform that aligns so well with the government's mission of making America healthier. And I think we're just such a great representation of a public company that's, you know, making medical devices that save hundreds of 1000s of lives and can really, you know, prevent people from getting much sicker with by, you know, using our early detection devices. So I just think that dual nature is just very powerful concept. I think the offer was very attractive, I think, you know, as a 200% plus premium to where our stock was trading on Friday. So it's, you know, you obviously have to be happy with that as a Semler shareholder. But I just think that we see this as just a huge opportunity for us to continue to participate in the, in the, in the, you know, ascent of Bitcoin Treasury companies, and this is going to going to be one of those major, you know, Bitcoin Treasury companies of the future. And we're, we're very fortunate to be kind of sharing that ride together.

Natalie Brunell 04:32

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Matt Cole 06:05

Yeah, you can really go straight to the goats mouth and this industry Saylor and their 2q earnings call, and he laid out a plan for strategy that he wants to retire their convertible notes and move strategy itself to perpetual preferred equity only model. And the reason is it's an asset and liability match where bitcoin does not have cash flows, as we all know, but it has great returns. It's the best way to make an investment off the debasement of fiat currencies. So an infinitely long asset on one hand, and if you're going to take a levered exposure to that, which we all think is extremely attractive and accretive to shareholders. You want the liability side to also have as infinite of a duration as possible. And so that's the perpetual preferred equity, where you never have to pay back the principal. And so this kind of gets into all, all sorts of different directions. One would be the valuation in the future of Bitcoin, where, you know, I've said, and many others say, there is no top for Bitcoin, because they're never going to stop printing money. It's not that one bitcoin is going to buy you the state of Texas. It'll buy you, in my view, in real terms, a lot more than it does today. But it's that you never are going to stop printing money. So you can take a perpetually short fiat currency trade on one hand, pair it with Bitcoin and accrete additional Bitcoin for the common equity shareholders. And so we want that, because then we can ride out any bitcoin cycle in the future, because the leverage is substantially more intelligent than leverage where you have single year or a couple year maturity risk.

Natalie Brunell 07:38

Well, and that's exactly it. Michael Saylor has taught us exactly what intelligent leverage can do. Eric, can you touch a little bit on how similar healthcare business is going to be impacted by the merger?

Eric Semler 07:49

Sure. I mean, I think that it's really going to have a great future in the hands of Matt and Vivek. I think that they really have, you know, Vivek, especially with his background investing in biotech and healthcare and having huge success in that area, and his, you know, extraordinary financial skills, I think, will enable it to become kind of this very interesting asset that can, you know, can come a platform to grow with other assets added to it to become, I think, you know, kind of like just one of the only, maybe the best public market story in preventative care and this idea of making America healthier. I think we have the tools and devices and software to be that company, and I think we need that kind of leadership and vision from Vivek and Matt to kind of execute on that. So I don't know exactly how that, you know, it will play out, you know, on a short term basis, but on a longer term basis, I think there's tremendous upside in what Strive can do with the asset.

Natalie Brunell 09:02

And Matt, you announced a pretty major Bitcoin purchase along with this acquisition. So can you tell us a little bit about the accumulation strategy now? Because it seems like maybe it will be turbo charged at this point.

Matt Cole 09:14

Yeah, absolutely. So our view, and this kind of gets back into the concept of Bitcoin being the hurdle rate and our future return expectations. And so we've broadly internally set a return expectation over the next five years of at least 30% CAGR, on average is our internal return. But you could even discount that back to 20% it wouldn't change the analysis here. And the reality is, that whenever you have funds coming in, you could always deploy them for at most a capital cost of 10% or less, if you know the funds are going to come in. So basically the cost of capital. And so if you think over the long run, Bitcoin is going up 30% but even 20% works here, and you could finance to get bitcoin ASAP. For 10% that trade, again, works out with funds that are coming in. In the short run, it could work out or not work out in any given one purchase, but over the long run, that is a good decision to deploy capital into bitcoin ASAP. And so our plan here is, whenever we have capital coming in, is we're not short term market timers. I'm not going to look at the chart and say I think tomorrow bitcoin is going up or going down. I don't think that there's money to be made in that. And so our view is we want Bitcoin exposure as fast as possible, and that's what we do, but obviously looking at liquidity and not looking to move markets with our purchase. So sizing a purchase to buy without moving the market as fast as we can, and that's what we did here. And then many other discussions started happening, like the one with Eric that made it take a few extra days to actually disclose things like the Bitcoin buy. But I'm glad that's out there.

Natalie Brunell 10:57

Well, now you're at nearly 11,000 Bitcoin climbing the ranks. I know everyone's tracking the Bitcoin treasuries now, right? Eric, what excites you the most? Because you're going to be joining the board of Strive, right?

Eric Semler 11:08

Yeah. I mean, I'm just super excited to be part of, like, of the future of Bitcoin treasury and and being, you know, affiliated with probably the one of the big winners in the space. And, you know, I, you know, really believe strongly in Bitcoin Treasury, and nothing's changed from that standpoint. I'm just thrilled that we have the opportunity to, you know, get scale and access these types of markets, these very accretive markets for Bitcoin. I also just think that, you know, the time is right for consolidation is kind of the next wave of Bitcoin accretion is consolidation in the Bitcoin Treasury space. And, you know, it's nice to be leading that charge. I think Matt and Vivek have been, you know, visionaries, and seeing that and being first and being early, I think you're going to see a lot of consolidation, and which is a good thing, because over time, as my experience investing in public markets over 30 years is that when you have consolidation in an industry like this, you tend to see multiple expansion, you tend to see values increase. And so, you know, there will be, this could be really an important kind of planting a pole and kind of valuation and establishing a floor, I think, in the valuations of these companies. And I think that this was just a very, kind of, you know, very, very visionary move by Matt and Vivek and I'm, I just think that's what we're going to see. And this is going to be a fantastic kind of run from here.

Matt Cole 12:36

Maybe just quickly, Eric, if you don't mind, just on, on. My excitement for you joining the board is, I mean, you're you're visionary. I mean, you were the second company to do this and and that, to me, is what we're looking for as we build this board, is people that are going to have conviction, because Bitcoin is a super volatile asset in the short term, and we know, or we strongly believe, where it's going in the long term, and so you need to have a board that's willing to be innovative, to willing, willing to do something that is different. And I think you've demonstrated that was similar. I think the the speed to which, when we started these conversations on both sides, to which we were able to move and get towards a deal, shows the the willingness to think outside the box to get to a solution in the best interest in long run for shareholders. And that's what we want. We want a team of, I mean, someone on X calls it the Avengers board, and that's, that's what we want, is, how do we keep executing at scale? Because yes, we would be close to 11,000 Bitcoin at the start right now, but that's just the start over. We want to go as long as it's accretive to our common equity shareholders and and we think that we're gonna be able to do that in a big way

Natalie Brunell 13:47

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Matt Cole 15:44

So I think there's, there's a couple reasons. One, scale is your friend, and at least to a certain level, and I think once so, like when I used to work at CalPERS, as an example, I read I ran a $70 billion bond portfolio. And I can tell you that that you get access to a lot of things that you don't get when you're small. And so as an example, if you're small, and you're talking about the pref as an example, you need to be raising a few 100 million minimum to do a syndicated offering with a large bank that's going to go out there and raise an institutional round. So that says you need a little bit of of scale. But even at that level, your fees are a lot higher, so ultimately, that that makes a leakage in accretion as you go up that next level, I think the sweet spot here is the 10 to 60,000 Bitcoin level today. I think it's going to grow over time as the preferred equity markets expand, and this gets into what I think is one of the biggest challenges to date for strategy, and that is that they struggle to get enough leverage. And so it's funny, because a lot of people will say they're risky, they're over levered, they're going to go bankrupt, and I look them like they're triple A debt. They can't even they're struggling to get enough leverage, because they're they're innovating in this market and building out a new perpetual preferred equity market. And Michael's doing, and team are doing a great job of that, but that's taking time. That's taking years where a 10 to 50,000 Bitcoin company can get to that 30, 40% leverage ratio that Saylor talks about through preferred equity only without breaking the size of the professional per equity market, and so they'll get there over time. But I think when you think about fastest horses with regards to accretive, intelligent leverage, I think that's the sweet spot, and that's like, right where we'll start at the gates.

Eric Semler 17:34

And I think there's just this kind of reality that there's now all of these newcomers to Bitcoin treasury, right? There's something like 180 of them, and most of them, I think, unfortunately, are in a position where they can't buy bitcoin accretively, or getting close to the point where they can't, and so it's just inevitable that they're going to have to either, you know, buy something or sell something, you know, most likely get acquired. And so if you can be kind of the first mover and establish that, I think that you'll trade at a higher multiple, and I and we're seeing that, you know, or Strive, is doing, doing this acquisition and in a very creative way, if you look at the numbers, so they were able to offer us a very attractive premium, yet still do an accretive deal. And that is a great formula, and that is, I think, what you're just going to see more and more of, but they have a big advantage, because they have the ability to do bigger deals and more deals and than most of their peers. And that is, that's where you're going to see, I think Strive kind of separate from the pack.

Natalie Brunell 18:44

Well, when you look out at the institutional and retail investors out there who have maybe sat on the sidelines because they've been a little bit nervous about the volatility of Bitcoin, what do you say to them?

Matt Cole 18:55

I'll make a few, a few comments. One, I think you have to take, you have to zoom out that Bitcoin is an infinitely long duration asset. And if you go look at any four year period in bitcoins history, any any day, so any four year period, day by day, there's not one period that has a negative return, and but if you go any month or any week, there's a lot of big negative returns, right? Because it's a hyper volatility asset. So the zoom out mentality is something that people really need to get their minds around, both in buying Bitcoin directly, and then even more so when you buy amplified Bitcoin through a Bitcoin Treasury company, that you need to be thinking in terms of the long run. And that's where we've talked about how we set even management, compensation and incentives. It's all about thinking in the long run. So increasing Bitcoin per share on the short term, meeting your debt liabilities, and then over the long run, we think if you are continually increasing Bitcoin per share, that you're going to also outperform Bitcoin over the long run. Because that just. Structurally works. It just, it's really that simple, and it gets into the preferred equities is, if you're borrowing at 10% and Bitcoin goes up 30% a year, that's a that's what in fixed income markets is called a carry trade. And that carry trade will work over the long run, but it won't work every month. And so if anybody has a month time horizon on a trade of a publicly traded security that's a Bitcoin Treasury company. It's highly risky. It could work out really well. It could work out really, really poorly. And so that's where we really don't want our management team ever to be thinking in terms of a month or a quarter, but to zoom out and drive long run value to our shareholders.

Natalie Brunell 20:44

Yeah, I actually saw you tweet about that positive incentive structure. So, Eric?

Eric Semler 20:49

Yeah, something that I just think we aren't paying enough attention to is this institutional capital issue. I've been an institutional investor for 30 years. I talk to very large institutional investors every day, my call my friends, I see them at meetings. I built a lot of relationships over many years, and I know that so many of them want exposure to Bitcoin. They can't buy the ETF. They can't buy Bitcoin itself. So they really can't get their exposure, other than through owning MicroStrategy large institutions, and there needs to be more opportunities. I love MicroStrategy. I love the guys there. I love Michael Saylor, but they're they, they can't just own one stock to get exposure to Bitcoin. They want to have multiple stocks or concentration issues on how big a position you can make some one stock. So there should be many more that they can get, you know, that can, and also, you know, different flavors of Bitcoin Treasury companies they can invest in. So there's just a huge opportunity here. And because, you know, ironically, because there's so many, it's so fragmented now, and there's so many small companies that can't get to scale, and will have to get, kind of will have to decide about whether you know how they're going to move forward. You're going to have these, you're going to have a companies like Strive that are going to be kind of the majors, you know, in the space, and they're going to get scooped up in the portfolios of these large institutions and and it's and so there's just going to be massive demand more for these Treasury companies because of the institutional capital that's out there for them. It's on the sidelines, waiting to for more opportunities than strategy. And I think this is going to be one of those, like, I just, I know so, because I talked to the guys who are running capital, who who believe in Bitcoin, and they just need more, you know, they need more opportunities.

Matt Cole 22:39

And on capital real quick, just because, you know, Mark's been pretty open publicly about this, that companies need to be at a certain scale for them to be able to invest in it. And so this gets into another reason why joining forces here accelerates that path to these larger institutional investors that are literally going in the Wall Street Journal and saying, I want to buy additional Bitcoin Treasury companies, but they need to meet certain market cap restrictions for me to be able to buy them. And it's just an open please do this. And you know that obviously means an opportunity for Bitcoin Treasury companies that can check that box.

Eric Semler 23:19

yeah, and they don't have to trade at a huge M nav for them to buy them. They're happy buying them at 1m nav, you know, par, because that's Bitcoin, right? But that's their only way to get access, you know, exposure to it, to invest in it. So it's, it's not it's, it's a huge opportunity that I just think people overlook.

Natalie Brunell 23:39

It's a really exciting time in Bitcoin story. We're all very, very early still. We've got regulatory wins giving us some momentum. So really excited. It's been an honor to serve on the Board of similar scientific final thoughts from both of you.

Matt Cole 23:54

My final thought is that it is early, and we do need a ton of these. And just to go one layer deeper on differentiation space, because I think a lot of people say, Oh, you're just doing the same thing as strategy. And if you look at and you take an analogy of a Bitcoin Treasury company, which is an operating company, and you compare it to hedge funds, there are many, many different hedge funds that have slightly different risk return profiles. So one example here would be different leverage ratios that's going to appeal to different people. Are you using different ways to get yield on your Bitcoin? Are you not getting yield on your Bitcoin at all because you don't think that's attractive? Those are different ways that are going to have people that will prefer those types of exposures, and that's before you get into the operating business, or any different way that you even can also think about it. So my view is that there can be few 100 Bitcoin Treasury companies from a differentiation perspective, just like there's a few 100 insurance companies, a few 100 banks, there's a few 100 hedge funds, any industry where there is something innovative that people want access to, there will be a ton of ways to differentiate. And it's still very early. I mean, even Strategy themselves, they don't even have anything close to the balance that the capital structure they want. So I think this is early innings. But, you know, early innings in something that will be volatile, so huddle for the long run.

Eric Semler 25:14

I think that says it all. The only thing I want to add is that I'm going to miss being on a board with you, Natalie, and it's been great. You've added so much value to us, and you know, hope we can do something together again sometime in the future.

Natalie Brunell 25:29

Well, thank you so much. I feel the same way. Congratulations to both of you and to everyone on both teams. We're looking out for more announcements. Thank you so much, and I'll have more information and the press release in the show notes, thank you so much, Matt and Eric. Thank you so much for checking out this episode of coin stories. Make sure you're subscribed to the show so you don't miss any new episodes, and if you can turn on those notifications and leave us a positive review, they really help the show grow organically with new listeners, we have a free weekly newsletter. You can sign up at the news block.substack.com, this show is for educational and entertainment purposes only. Nothing should constitute as official investment advice, and you should always do your own research. I'm always open to feedback and guest suggestions, so please feel free to reach out at info, at talking bitcoin.com I'll see you next time.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein and the documents incorporated herein by reference may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Rule 175 promulgated thereunder, and Section 21E of the Exchange Act and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties. Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Strive and Semler Scientific, respectively, with respect to the proposed transaction, the strategic benefits and financial benefits of the proposed transaction, including the expected impact of the proposed transaction on the combined company's future financial performance, the timing of the closing of the proposed transaction, and the ability to successfully integrate the combined businesses. Such statements are often characterized by the use of qualified words (and their derivatives) such as "may," "will," "anticipate," "could," "should," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "project," "predict," "potential," "assume," "forecast," "target," "budget," "outlook," "trend," "guidance," "objective," "goal," "strategy," "opportunity," and "intend," as well as words of similar meaning or other statements concerning opinions or judgment of Strive, Semler Scientific or their respective management about future events. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, among others, the following:

•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Strive and Semler Scientific to terminate the merger agreement between Strive and Semler Scientific;

•	the possibility that the proposed transaction does not close when expected or at all because the conditions to closing are not received or satisfied on a timely basis or at all;

•	the outcome of any legal proceedings that may be instituted against Strive or Semler Scientific or the combined company;

•	the possibility that the anticipated benefits of the proposed transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of changes in, or problems arising from, implementation of Bitcoin treasury strategies and risks associated with Bitcoin and other digital assets, general economic and market conditions, interest and exchange rates, monetary policy, and laws and regulations and their enforcement;

•	the possibility that the integration of the two companies may be more difficult, time-consuming or costly than expected;

•	the possibility that the proposed transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events;

•	the diversion of management's attention from ongoing business operations and opportunities;

•	dilution caused by Strive's issuance of additional shares of its Class A common stock in connection with the proposed transaction;

•	potential adverse reactions of Strive’s or Semler Scientific’s customers or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction;

•	changes in Strive’s or Semler Scientific’s share price before closing;

•	other factors that may affect future results of Strive, Semler Scientific or the combined company.

These factors are not necessarily all of the factors that could cause Strive’s, Semler Scientific’s or the combined company's actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm Strive, Semler Scientific or the combined company's results.

Although each of Strive and Semler Scientific believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results of Strive or Semler Scientific will not differ materially from any projected future results expressed or implied by such forward-looking statements. Additional factors that could cause results to differ materially from those described above can be found in Strive’s current report on Form 8-K filed with the Securities and Exchange Commission (the SEC) on September 12, 2025 (including the documents incorporated by reference therein), Semler Scientific’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2024 and quarterly reports on Form 10-Q, and other documents subsequently filed by Strive and Semler Scientific with the SEC. The actual results anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on Strive, Semler Scientific or their respective businesses or operations. Investors are cautioned not to rely too heavily on any such forward-looking statements. Forward-looking statements speak only as of the date they are made and Strive and Semler Scientific undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction, Strive intends to file with the SEC a Registration Statement on Form S-4 (the "Registration Statement") to register the Class A common stock to be issued by Strive in connection with the proposed transaction and that will include an information statement of Strive, proxy statement of Semler Scientific and a prospectus of Strive (the "Information Statement/Proxy Statement/Prospectus"), and each of Strive and Semler Scientific may file with the SEC other relevant documents concerning the proposed transaction. A definitive Information Statement/Proxy Statement/Prospectus will be sent to the stockholders of Semler Scientific to seek their approval of the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS OF SEMLER SCIENTIFIC ARE URGED TO READ THE REGISTRATION STATEMENT AND INFORMATION STATEMENT/PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STRIVE, SEMLER SCIENTIFIC AND THE PROPOSED TRANSACTION AND RELATED MATTERS.

A copy of the Registration Statement, Information Statement/Proxy Statement/Prospectus, as well as other filings containing information about Strive and Semler Scientific, may be obtained, free of charge, at the SEC's website (http://www.sec.gov). You will also be able to obtain these documents, when they are filed, free of charge, from Strive by accessing Strive's website at https://investors.strive.com/. Copies of the Registration Statement, the Information Statement/Proxy Statement/Prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to Strive's Investor Relations department at 200 Crescent Court, Suite 1400, Dallas, Texas 75201 or by calling (855) 427-7360 or by submitting an inquiry at https://investors.strive.com/ir-resources/contact-ir. Copies of the documents filed with the SEC by Semler Scientific will be available free of charge on Semler Scientific’s website at https://ir.semlerscientific.com/. The information on Strive’s or Semler Scientific’s respective websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation

Strive, Semler Scientific and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Semler Scientific in connection with the proposed transaction. Information about the interests of the directors and executive officers of Strive and Semler Scientific and other persons who may be deemed to be participants in the solicitation of stockholders of Semler Scientific in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Information Statement/Proxy Statement/Prospectus related to the proposed transaction, which will be filed with the SEC. Information about the directors and executive officers of Semler Scientific, their ownership of Semler Scientific common stock, and Semler Scientific’s transactions with related persons is set forth in the section entitled "INFORMATION REGARDING OUR BOARD OF DIRECTORS AND CORPORATE GOVERNANCE," "EXECUTIVE OFFICERS," "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT," “DIRECTOR COMPENSATION,” and "TRANSACTIONS WITH RELATED PERSONS" included in Semler Scientific’s definitive proxy statement in connection with its 2025 Annual Meeting of Stockholders, as filed with the SEC on July 17, 2025. Additional information regarding ownership of Semler Scientific’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3 or 4, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001554859. Information about the directors and executive officers of Strive is contained in Strive’s Current Report on Form 8-K filed with the SEC on September 15, 2025, Strive's Current Report on Form 8-K filed with the SEC on September 12, 2025 and under “Meet the Leadership Team” accessed through the “About Us” link on Strive’s website at https://strive.com/team. Additional information regarding ownership of Strive’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3 or 4 which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=1920406. These documents and the other SEC filings described in this paragraph may be obtained free of charge as described above under the heading “Additional Information and Where to Find It.”

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.